No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2022.

Exhibit 2:

Notice of Resolution by the Board of Directors Concerning Distribution of Surplus for the Fiscal Year Ending March  31, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: May 13, 2022

May 13, 2022

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FOURTH QUARTER AND

THE FISCAL YEAR ENDED MARCH 31, 2022

Tokyo, May 13, 2022 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal fourth quarter and the fiscal year ended March 31, 2022.

Fiscal Year Results

Despite shifting to a recovery trend, the economic environment surrounding the Company, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method in the fiscal year ended March 31, 2022, continued to be difficult due to the impact of semiconductor supply shortage, and increases in raw material costs, among other factors.

Regarding the spread coronavirus disease 2019 (COVID-19), resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of the date of this report, Honda has been largely resuming its business activities and there is no significant impact on its businesses in major countries or regions.

Honda’s consolidated sales revenue for the fiscal year ended March 31, 2022 increased by 10.5%, to JPY 14,552.6 billion from the fiscal year ended March 31, 2021, due mainly to increased sales revenue in Motorcycle business and Financial services business operations as well as positive foreign currency translation effects. Operating profit increased by 32.0%, to JPY 871.2 billion from the previous fiscal year, due mainly to an increase in profit attributable to sales impacts as well as positive foreign currency effects, which was partially offset by a decrease in profit attributable to price and cost impacts. Profit before income taxes increased by 17.1%, to JPY 1,070.1 billion from the previous fiscal year. Profit for the year attributable to owners of the parent increased by 7.6%, to JPY 707.0 billion from the previous fiscal year.

Earnings per share attributable to owners of the parent for the year amounted to JPY 411.09, an increase of JPY 30.34 from the previous fiscal year. One Honda American Depository Share represents one common share.

Fourth Quarter Results

Consolidated sales revenue for the three months ended March 31, 2022 increased by 7.0%, to JPY 3,875.6 billion from the same period last year, due mainly to positive foreign currency translation effects, which was partially offset by decreased sales revenue in Automobile business operations. Operating profit decreased by 6.4%, to JPY 199.5 billion from the same period last year, due mainly to a decrease in profit attributable to price and cost impacts, which was partially offset by positive foreign currency effects. Profit before income taxes decreased by 11.9%, to JPY 224.9 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 41.5%, to JPY 124.8 billion from the same period last year.

Earnings per share attributable to owners of the parent for the quarter amounted to JPY 73.02, a decrease of JPY 50.53 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal Year Ended March 31, 2022

Total assets increased by JPY 2,052.1 billion, to JPY 23,973.1 billion from March 31, 2021 due mainly to increased cash and cash equivalents as well as positive foreign currency translation effects, which was partially offset by a decrease in receivables from financial service. Total liabilities increased by JPY 652.4 billion, to JPY 13,200.6 billion from March 31, 2021 due mainly to positive foreign currency translation effects, which was partially offset by a decrease in financing liabilities as well as provisions. Total equity increased by JPY 1,399.7 billion, to JPY 10,772.5 billion from March 31, 2021 due mainly to increased retained earnings attributable to profit for the year as well as positive foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Year Ended March 31, 2022

Consolidated cash and cash equivalents on March 31, 2022 increased by JPY 916.9 billion from March 31, 2021, to JPY 3,674.9 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the previous fiscal year, are as follows:

Net cash provided by operating activities amounted to JPY 1,679.6 billion of cash inflows. Cash inflows from operating activities increased by JPY 607.2 billion compared with the previous fiscal year, due mainly to increased cash received from customers, which was partially offset by increased payments for parts and raw materials.

Net cash used in investing activities amounted to JPY 376.0 billion of cash outflows. Cash outflows from investing activities decreased by JPY 420.8 billion compared with the previous fiscal year, due mainly to decreased payments for acquisitions of investments accounted for using the equity method as well as increased proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to JPY 615.7 billion of cash outflows. Cash outflows from financing activities increased by JPY 331.7 billion compared with the previous fiscal year, due mainly to a decrease in proceeds from financing liabilities and purchases of treasury stock.

Forecasts for the Fiscal Year Ending March 31, 2023

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2023, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2023

	Yen (billions)	Changes from FY 2022
Sales revenue	16,250.0	+ 11.7%
Operating profit	810.0	- 7.0%
Profit before income taxes	1,035.0	- 3.3%
Profit for the year	765.0	+ 0.6%
Profit for the year attributable to owners of the parent	710.0	+ 0.4%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	415.06

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 120 for the full year ending March 31, 2023.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2023 from the previous year are as follows.

Yen (billions)
Sales impacts	+ 169.8
Price and cost impacts	- 86.0
Expenses	- 148.0
R&D expenses	- 83.0
Currency effect	+ 86.0

Operating profit compared with fiscal year ended March 31, 2022	- 61.2

Profit of equity method	+ 27.4
Other	- 1.4

Profit before income taxes compared with fiscal year ended March 31, 2022	- 35.1

Dividend per Share of Common Stock

The interim dividend for the fiscal year ended March 31, 2022, was JPY 55 per share of common stock. The year-end dividend for the fiscal year ended March 31, 2022, is JPY 65 per share of common stock. The total annual dividend per share of common stock for the fiscal year ended March 31, 2022, is JPY 120 per share. The Company expects to distribute an interim dividend of JPY 60 per share and a year-end dividend of JPY 60 per share for the fiscal year ending March 31, 2023. As a result, the total annual dividend for the fiscal year ending March 31, 2023 is expected to be JPY 120 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Basic Rationale for Selection of Accounting Standards

The Company adopted IFRS for the Company’s consolidated financial statements from the year ended March 31, 2015 which have been included in the annual securities report (to be submitted to the Financial Services Agency of Japan) and Form 20-F (to be submitted to the U.S. Securities and Exchange Commission), aiming at improving comparability of financial information across international capital markets as well as standardization of financial information and enhancing efficiency of financial reporting of the Company and its consolidated subsidiaries.

[1] Consolidated Statements of Financial Position

March 31, 2021 and 2022

	Yen (millions)
	Mar. 31, 2021	Mar. 31, 2022
Assets
Current assets:
Cash and cash equivalents	2,758,020	3,674,931
Trade receivables	801,814	896,768
Receivables from financial services	1,794,654	1,694,113
Other financial assets	295,307	217,743
Inventories	1,545,600	1,918,548
Other current assets	383,696	439,322

Total current assets	7,579,091	8,841,425

Non-current assets:
Investments accounted for using the equity method	891,002	967,404
Receivables from financial services	3,619,896	3,740,383
Other financial assets	628,533	819,654
Equipment on operating leases	4,919,916	5,159,129
Property, plant and equipment	3,021,514	3,079,407
Intangible assets	818,763	849,507
Deferred tax assets	99,552	91,592
Other non-current assets	342,763	424,652

Total non-current assets	14,341,939	15,131,728

Total assets	21,921,030	23,973,153

Liabilities and Equity
Current liabilities:
Trade payables	1,088,061	1,236,233
Financing liabilities	3,005,624	3,118,304
Accrued expenses	415,106	375,601
Other financial liabilities	182,145	236,900
Income taxes payable	47,793	96,116
Provisions	362,151	268,388
Other current liabilities	614,577	672,857

Total current liabilities	5,715,457	6,004,399

Non-current liabilities:
Financing liabilities	4,715,361	4,984,252
Other financial liabilities	280,809	282,083
Retirement benefit liabilities	358,532	282,054
Provisions	278,890	253,625
Deferred tax liabilities	842,001	990,754
Other non-current liabilities	357,141	403,440

Total non-current liabilities	6,832,734	7,196,208

Total liabilities	12,548,191	13,200,607

Equity:
Common stock	86,067	86,067
Capital surplus	172,049	185,495
Treasury stock	(273,786)	(328,309)
Retained earnings	8,901,266	9,539,133
Other components of equity	196,710	990,438

Equity attributable to owners of the parent	9,082,306	10,472,824
Non-controlling interests	290,533	299,722

Total equity	9,372,839	10,772,546

Total liabilities and equity	21,921,030	23,973,153

[2] Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

For the years ended March 31, 2021 and 2022

	Yen (millions)
	Year ended Mar. 31, 2021	Year ended Mar. 31, 2022
Sales revenue	13,170,519	14,552,696
Operating costs and expenses:
Cost of sales	(10,439,689)	(11,567,923)
Selling, general and administrative	(1,331,728)	(1,326,485)
Research and development	(738,894)	(787,056)

Total operating costs and expenses	(12,510,311)	(13,681,464)

Operating profit	660,208	871,232

Share of profit of investments accounted for using the equity method	272,734	202,512
Finance income and finance costs:
Interest income	19,805	25,627
Interest expense	(13,877)	(16,867)
Other, net	(24,817)	(12,314)

Total finance income and finance costs	(18,889)	(3,554)

Profit before income taxes	914,053	1,070,190
Income tax expense	(218,609)	(309,489)

Profit for the year	695,444	760,701

Profit for the year attributable to:
Owners of the parent	657,425	707,067
Non-controlling interests	38,019	53,634

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	380.75	411.09

Consolidated Statements of Comprehensive Income

For the years ended March 31, 2021 and 2022

	Yen (millions)
	Year ended Mar. 31, 2021	Year ended Mar. 31, 2022
Profit for the year	695,444	760,701
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	238,262	117,042
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	67,603	58,635
Share of other comprehensive income of investments accounted for using the equity method	4,910	1,786
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(43)	(682)
Exchange differences on translating foreign operations	239,097	680,724
Share of other comprehensive income of investments accounted for using the equity method	27,350	77,447

Total other comprehensive income, net of tax	577,179	934,952

Comprehensive income for the year	1,272,623	1,695,653

Comprehensive income for the year attributable to:
Owners of the parent	1,214,757	1,619,997
Non-controlling interests	57,866	75,656

Consolidated Statements of Income

For the three months ended March 31, 2021 and 2022

	Yen (millions)
	Three months ended Mar. 31, 2021	Three months ended Mar. 31, 2022
Sales revenue	3,623,806	3,875,683
Operating costs and expenses:
Cost of sales	(2,845,168)	(3,081,173)
Selling, general and administrative	(327,517)	(371,238)
Research and development	(237,913)	(223,685)

Total operating costs and expenses	(3,410,598)	(3,676,096)

Operating profit	213,208	199,587

Share of profit of investments accounted for using the equity method	68,164	45,478
Finance income and finance costs:
Interest income	6,233	6,890
Interest expense	(5,314)	(7,198)
Other, net	(26,945)	(19,805)

Total finance income and finance costs	(26,026)	(20,113)

Profit before income taxes	255,346	224,952
Income tax expense	(31,800)	(80,454)

Profit for the period	223,546	144,498

Profit for the period attributable to:
Owners of the parent	213,323	124,898
Non-controlling interests	10,223	19,600

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	123.55	73.02

Consolidated Statements of Comprehensive Income

For the three months ended March 31, 2021 and 2022

	Yen (millions)
	Three months ended Mar. 31, 2021	Three months ended Mar. 31, 2022
Profit for the period	223,546	144,498
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	238,262	117,042
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	3,603	(20,125)
Share of other comprehensive income of investments accounted for using the equity method	4,297	1,673
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(170)	(585)
Exchange differences on translating foreign operations	353,105	461,572
Share of other comprehensive income of investments accounted for using the equity method	21,578	34,062

Total other comprehensive income, net of tax	620,675	593,639

Comprehensive income for the period	844,221	738,137

Comprehensive income for the period attributable to:
Owners of the parent	820,555	701,887
Non-controlling interests	23,666	36,250

[3] Consolidated Statements of Changes in Equity

For the years ended March 31, 2021 and 2022

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2020	86,067	171,823	(273,940)	8,142,948	(114,639)	8,012,259	273,764	8,286,023

Comprehensive income for the year
Profit for the year				657,425		657,425	38,019	695,444
Other comprehensive income, net of tax					557,332	557,332	19,847	577,179

Total comprehensive income for the year				657,425	557,332	1,214,757	57,866	1,272,623
Reclassification to retained earnings				245,983	(245,983)	—		—
Transactions with owners and other
Dividends paid				(145,090)		(145,090)	(43,348)	(188,438)
Purchases of treasury stock			(6)			(6)		(6)
Disposal of treasury stock			160			160		160
Share-based payment transactions		226				226		226
Equity transactions and others							2,251	2,251

Total transactions with owners and other		226	154	(145,090)		(144,710)	(41,097)	(185,807)

Balance as of March 31, 2021	86,067	172,049	(273,786)	8,901,266	196,710	9,082,306	290,533	9,372,839

Comprehensive income for the year
Profit for the year				707,067		707,067	53,634	760,701
Other comprehensive income, net of tax					912,930	912,930	22,022	934,952

Total comprehensive income for the year				707,067	912,930	1,619,997	75,656	1,695,653
Reclassification to retained earnings				119,202	(119,202)	—		—
Transactions with owners and other
Dividends paid				(188,402)		(188,402)	(45,131)	(233,533)
Purchases of treasury stock			(62,758)			(62,758)		(62,758)
Disposal of treasury stock			578			578		578
Share-based payment transactions		(233)				(233)		(233)
Equity transactions and others		13,679	7,657			21,336	(21,336)	—

Total transactions with owners and other		13,446	(54,523)	(188,402)		(229,479)	(66,467)	(295,946)

Balance as of March 31, 2022	86,067	185,495	(328,309)	9,539,133	990,438	10,472,824	299,722	10,772,546

[4] Consolidated Statements of Cash Flows

For the years ended March 31, 2021 and 2022

	Yen (millions)
	Year ended Mar. 31, 2021	Year ended Mar. 31, 2022
Cash flows from operating activities:
Profit before income taxes	914,053	1,070,190
Depreciation, amortization and impairment losses excluding equipment on operating leases	624,239	611,063
Share of profit of investments accounted for using the equity method	(272,734)	(202,512)
Finance income and finance costs, net	22,630	(56,352)
Interest income and interest costs from financial services, net	(137,178)	(155,872)
Changes in assets and liabilities
Trade receivables	(133,788)	(24,037)
Inventories	68,281	(208,895)
Trade payables	101,301	50,122
Accrued expenses	(40,927)	(68,811)
Provisions and retirement benefit liabilities	106,829	(156,079)
Receivables from financial services	(59,934)	509,741
Equipment on operating leases	(161,579)	171,600
Other assets and liabilities	(72,473)	28,981
Other, net	5,190	(19,782)
Dividends received	191,112	193,555
Interest received	236,729	237,724
Interest paid	(113,100)	(97,884)
Income taxes paid, net of refunds	(206,272)	(203,130)

Net cash provided by operating activities	1,072,379	1,679,622
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(318,410)	(268,143)
Payments for additions to and internally developed intangible assets	(232,727)	(181,083)
Proceeds from sales of property, plant and equipment and intangible assets	6,770	27,108
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	2,230	—
Payments for acquisitions of investments accounted for using the equity method	(110,747)	—
Proceeds from sales of investments accounted for using the equity method	12,570	—
Payments for acquisitions of other financial assets	(433,375)	(488,631)
Proceeds from sales and redemptions of other financial assets	276,808	534,693

Net cash used in investing activities	(796,881)	(376,056)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	9,115,347	7,487,724
Repayments of short-term financing liabilities	(9,294,859)	(7,960,144)
Proceeds from long-term financing liabilities	1,948,835	2,002,823
Repayments of long-term financing liabilities	(1,798,429)	(1,761,561)
Dividends paid to owners of the parent	(145,090)	(188,402)
Dividends paid to non-controlling interests	(41,755)	(53,813)
Purchases and sales of treasury stock, net	154	(62,180)
Repayments of lease liabilities	(67,628)	(80,165)
Other, net	(555)	—

Net cash provided by (used in) financing activities	(283,980)	(615,718)
Effect of exchange rate changes on cash and cash equivalents	94,149	229,063

Net change in cash and cash equivalents	85,667	916,911
Cash and cash equivalents at beginning of year	2,672,353	2,758,020

Cash and cash equivalents at end of year	2,758,020	3,674,931

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*	Life creation business has been renamed Power product business as a result of organizational changes effective April 1, 2022.

Segment information based on products and services

As of and for the year ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,787,283	8,567,205	2,494,294	321,737	13,170,519	—	13,170,519
Intersegment	—	212,144	12,494	20,107	244,745	(244,745)	—

Total	1,787,283	8,779,349	2,506,788	341,844	13,415,264	(244,745)	13,170,519

Segment profit (loss)	224,608	90,255	356,980	(11,635)	660,208	—	660,208

Segment assets	1,555,057	8,643,109	10,832,645	374,169	21,404,980	516,050	21,921,030
Depreciation and amortization	68,258	515,241	825,975	15,644	1,425,118	—	1,425,118
Capital expenditures	48,800	500,431	2,006,264	11,609	2,567,104	—	2,567,104

As of and for the year ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,185,253	9,147,498	2,820,667	399,278	14,552,696	—	14,552,696
Intersegment	—	213,095	2,656	22,480	238,231	(238,231)	—

Total	2,185,253	9,360,593	2,823,323	421,758	14,790,927	(238,231)	14,552,696

Segment profit (loss)	311,492	236,207	333,032	(9,499)	871,232	—	871,232

Segment assets	1,448,926	9,563,553	11,318,756	475,124	22,806,359	1,166,794	23,973,153
Depreciation and amortization	65,423	510,755	883,712	17,018	1,476,908	—	1,476,908
Capital expenditures	49,203	410,169	2,028,700	15,748	2,503,820	—	2,503,820

For the three months ended March 31, 2021

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	529,110	2,359,477	640,653	94,566	3,623,806	—	3,623,806
Intersegment	—	58,935	2,974	5,837	67,746	(67,746)	—

Total	529,110	2,418,412	643,627	100,403	3,691,552	(67,746)	3,623,806

Segment profit (loss)	72,229	37,631	106,399	(3,051)	213,208	—	213,208

For the three months ended March 31, 2022

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	583,157	2,478,841	706,332	107,353	3,875,683	—	3,875,683
Intersegment	—	58,075	532	5,439	64,046	(64,046)	—

Total	583,157	2,536,916	706,864	112,792	3,939,729	(64,046)	3,875,683

Segment profit (loss)	79,097	47,660	74,883	(2,053)	199,587	—	199,587

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2021 and 2022 amounted to JPY 696,327 million and JPY 1,319,995 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the year ended March 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,190,797	7,081,264	503,549	2,966,814	428,095	13,170,519	—	13,170,519
Inter-geographic areas	1,677,038	399,573	178,300	491,965	6,400	2,753,276	(2,753,276)	—

Total	3,867,835	7,480,837	681,849	3,458,779	434,495	15,923,795	(2,753,276)	13,170,519

Operating profit (loss)	(75,935)	455,888	27,460	251,886	(5,034)	654,265	5,943	660,208

Assets	5,295,475	12,209,455	677,066	3,267,417	482,918	21,932,331	(11,301)	21,921,030
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,050,270	5,039,085	60,790	666,795	117,528	8,934,468	—	8,934,468

As of and for the year ended March 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,354,532	7,618,932	602,695	3,393,323	583,214	14,552,696	—	14,552,696
Inter-geographic areas	2,004,754	471,255	98,516	662,124	9,925	3,246,574	(3,246,574)	—

Total	4,359,286	8,090,187	701,211	4,055,447	593,139	17,799,270	(3,246,574)	14,552,696

Operating profit (loss)	6,411	501,073	26,681	339,129	22,899	896,193	(24,961)	871,232

Assets	5,318,033	12,983,779	597,473	3,803,877	619,998	23,323,160	649,993	23,973,153
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	3,036,832	5,334,121	49,129	706,562	169,447	9,296,091	—	9,296,091

For the three months ended March 31, 2021

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	630,953	1,880,942	152,586	842,041	117,284	3,623,806	—	3,623,806
Inter-geographic areas	487,173	128,979	56,589	162,327	1,891	836,959	(836,959)	—

Total	1,118,126	2,009,921	209,175	1,004,368	119,175	4,460,765	(836,959)	3,623,806

Operating profit (loss)	(44,549)	186,652	9,108	81,817	(5,455)	227,573	(14,365)	213,208

For the three months ended March 31, 2022

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	640,540	1,937,777	162,440	992,604	142,322	3,875,683	—	3,875,683
Inter-geographic areas	498,051	130,083	9,449	170,726	2,446	810,755	(810,755)	—

Total	1,138,591	2,067,860	171,889	1,163,330	144,768	4,686,438	(810,755)	3,875,683

Operating profit (loss)	(20,252)	86,998	8,917	106,879	4,257	186,799	12,788	199,587

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, China, India, Vietnam, Malaysia
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of March 31, 2021 and 2022 amounted to JPY 696,327 million and JPY 1,319,995 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Information about per common share

Equity per share attributable to owners of the parent as of March 31, 2021 and 2022 are calculated based on the following information.

	2021	2022
Equity attributable to owners of the parent (millions of yen)	9,082,306	10,472,824
The number of shares outstanding at the end of the year (excluding treasury stock) (shares)	1,726,655,268	1,710,600,356
Equity per share attributable to owners of the parent (yen)	5,260.06	6,122.31

Earnings per share attributable to owners of the parent for the years ended March 31, 2021 and 2022 are calculated based on the following information. There were no significant potentially dilutive common shares outstanding for the years ended March 31, 2021 and 2022.

	2021	2022
Profit for the year attributable to owners of the parent (millions of yen)	657,425	707,067
Weighted average number of common shares outstanding, basic (shares)	1,726,638,088	1,719,961,835
Basic earnings per share attributable to owners of the parent (yen)	380.75	411.09

[C] Significant Subsequent Event

None

[D] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

[Translation]

May 13, 2022

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.

1-1, Minami-Aoyama 2-chome,

Minato-ku, Tokyo, 107-8556

Toshihiro Mibe

Director, President and Representative Executive Officer

Notice of Resolution by the Board of Directors

Concerning Distribution of Surplus

for the Fiscal Year Ending March 31, 2022

The Board of Directors of Honda Motor Co., Ltd. (the “Company”), at its meeting held on May 13, 2022, resolved to make a distribution of surplus, the record date of which is March 31, 2022 as follows:

Particulars

1. Details of Distribution of Surplus

	Resolution	Previous Dividends Forecast (Announced on February 9, 2022)	Dividends Paid for the Fiscal Year-end in Fiscal 2021
Record Date	March 31, 2022	March 31, 2022	March 31, 2021
Dividends per Share of Common Stock (yen)	65	55	54
Total Amount of Dividends (million yen)	111,256	—	93,272
Effective Date	June 6, 2022	—	June 7, 2021
Source of Funds for Dividends	Retained Earnings	—	Retained Earnings

2. Basis of the Distribution of Surplus

The Company considers the redistribution of profits to its shareholders to be one of its most important management issues, and makes distributions after taking into account, among others, its retained earnings for future growth and consolidated earnings performance based on a long-term perspective. The Company resolved that a fiscal year-end dividend payment of ¥65 per share of common stock is to be paid considering its consolidated financial results for the fiscal year ending March 31, 2022.

Reference: Details of Annual Dividends

	Dividends per Share (yen)
Record Date	End of First Quarter	End of Second Quarter	End of Third Quarter	Fiscal Year-end	Total
Dividends Paid in Fiscal 2022	—	55	—	65	120
Dividends Paid in Fiscal 2021	11	19	26	54	110